Cannabis Science Inc. 6946 N Academy Blvd., Suite B 254 Colorado Springs, CO 80918 Telephone: 1.888.889.0888 Ffax: 1.866.943.5085 info@cannabisscience.com

VIA EDGAR

February 1, 2011

Anne Nguyen Parker, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

(Tel) 202-551-3611

(Fax) 703-813-6982

Dear Ms. Anne Nguyen Parker,

Subject: Response – re: Information Statement on Schedule 14C Filed December 21, 2010, File No. 0-28911

I am President of Cannabis Science, Inc. (the “Company”) and write this letter on behalf of the Company.  We furnish the following responses to your facsimile of January 18, 2011, with respective number references corresponding to the item number requested in your aforementioned letter.

1.

We do not believe that information required under Item 13(a) is material and therefore is not required for reporting under Schedule 14C.  The information is not deemed material as the matter to be acted upon is the authorization or issuance of common stock.  Despite the fact that Class A common stock has some preferential features over that of Class B common stock, the additional voting rights of 30 votes per share of Class A common stock is not comparable to that of Series A preferred stock, which carry voting rights of 1,000 votes per shares and is viewed by the Company as the de facto senior security.  In addition, the 30 votes per share is the exact proportional voting power to that of Class B common stock given the 30:1 conversion feature on Class A shares.  Lastly, while 97% of potential dividends are allotted to Class A common stock, there is no other preferential feature, voting, or dissolution rights that would characterize it as a senior security.  Given these facts, we feel that we have correctly reported the information required under Item 13(a) given the non-material nature of the information.

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2.   Tabular information immediately prior to and after the creation of the new class of shares:

(1) Based on a total of 1,100,769,574 available votes prior to the creation of Class A common shares and 1,403,081,284 available votes after creation; excluding those votes arising from the exercise of purchase warrants.

(2) An additional 10,077,057 of Class A common stock is reserved for the exercise of purchase warrants.

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3.   Results of creating new class of shares:

(i)  Increased dividend participation:

(ii)   Enable issuance of shares at a higher price:

Class A common stock should maintain a higher share price given the 30 for 1 conversion feature.  This would enable the Company to issue Class A common stock at a higher price than that of Class B common stock.   Market fluctuations or temporary price indifference may occur which do not reflect the 30:1 Class A common stock to Class B common stock conversion feature but, under those circumstances, market makers should quickly identify the overpriced class of security, convert the other class of security and collect the arbitrage profit, which will effectively correct the market.

(iii)  Obtaining "greater flexibility in seeking capital and potential acquisition targets":

Class A common stock will trade near its respective conversion ratio in relation to Class B common stock (as outlined in Item 3(ii)) at or near $1.80 per share based on the closing price of the Company’s Class B common stock on December 20, 2010, or at or near $1.20 per share based on the closing price of the Company’s Class B common stock on January 28, 2011.    Despite a penny stockbeing identified as a security whose trading price is under $5.00 per share, there are increased negative connotation for those securities trading under $1.00 per share and further limits a company’s ability to raise capital, in our opinion.  We believe with the Company’s Class A common stock price over $1.00 it will afford us greater flexibility, in the form of a broader investor base, to raise capital for operations or for acquisitions.

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4.   There are no anti-takeover effects with the creation of the Class A common stock.  After the creation of the Class A common stock, all votes represented by Class A common and Class B common shares comprise less than 30% of the overall votes with Series A preferred shares having over 70% (control).

5.

The Commission’s current address will be updated on our amended filing.

In addition, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please review our responses and if acceptable to you, we will file an amended Schedule 14C.  Should you require further information or clarification on any furnished responses, please do not hesitate to contact us at (Tel) 888-889-0888 or (Fax) 866-943-5085.

Sincerely,

CANNABIS SCIENCE, INC.

/s/ Dr. Robert Melamede

Dr. Robert Melamede

President and CEO